[Anadys Logo]

November 1, 2006

Lawrence C. Fritz, Ph.D.
[address]
[address]
[address]

Dear Larry,

I am very pleased to confirm the offer of employment made to you by Anadys Pharmaceuticals, Inc. for the position of President and Chief Executive Officer, reporting to the Board of Directors. You will also be appointed to serve as a member of the Board of Directors of Anadys. We anticipate your hire date to be no later than November 20, 2006. As we discussed, the details of this offer are as follows:

BASE SALARY

You will receive a base salary of $15,625.00 paid semi-monthly in accordance with the normal Anadys payroll cycle, which if annualized, amounts to $375,000 per year.

STOCK OPTIONS

Upon commencement of your employment with Anadys you will be eligible for an initial stock option grant allowing you to purchase 570,000 shares of Anadys common stock at a price equal to the closing price of Anadys common stock one trading day prior to your hire date (the “Initial Stock Option Grant”). This stock option will be structured as an “inducement grant” pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv), will be a non-qualified stock option, will vest over a four-year period and will be subject to the terms and conditions set forth in the Anadys 2004 Equity Incentive Plan (the “Plan”). You will be provided full details of the Plan once you begin employment.

SIGN-ON BONUS

As a further incentive for you to join Anadys, you will be given a one time sign-on bonus of $100,000, less applicable taxes, in accordance with Company policy. If you voluntarily choose to terminate your employment with Anadys within one year of your hire date, you will be required to reimburse Anadys for the sign-on bonus, due and payable immediately.

BONUS

You will be eligible to receive an annual discretionary bonus of between 0 — 50% of your then current annual base salary, contingent upon your own and the Company’s performance.

BENEFITS

You will be eligible for group benefits for yourself and your eligible dependents, effective the first day of the month following your date of hire, subject to the terms and conditions of the relevant Company insurance plan. Basic benefits currently include comprehensive health insurance; dental insurance, and vision care insurance. In addition, you will be eligible for term life insurance and long-term disability insurance for yourself only. You will be eligible to participate in the Anadys 401K plan as well as the Anadys ESPP (Employee Stock Purchase Plan), all in accordance with Company policy. You will also accrue a pro-rata share of fifteen days of paid vacation per year, and be eligible for paid holidays, all in accordance with Company policy.

Effective on the first day of the month following your hire date, you will be eligible to participate in the Anadys 401(k) Retirement Savings Plan.

SEVERANCE/CHANGE IN CONTROL

You will be provided with a Severance and Change in Control Agreement (the “Agreement”), which will provide for the following benefits:

1.	In the event that your employment with the Company is terminated by the Company without Cause (as defined in the Agreement ) or for Good Reason (as defined in the Agreement) within the sixty (60) day period immediately preceding or the thirteen (13) month period immediately following a Change in Control (as defined in the Agreement) of the Company, then contingent upon your delivery to the Company of an effective Waiver and Release (in the form attached to the Agreement), you shall be entitled to:

(a) the equivalent of eighteen (18) months of your annual base salary, less standard deductions and withholdings;

(b) reimbursement for continued health insurance coverage under COBRA, for the same portion of your COBRA health insurance premium that is paid during your employment up until the earlier of either (i) eighteen (18) months after your date of termination or (ii) the date on which you begin full-time employment with another company or business entity, which provides you with similar benefits;

(c) outplacement services for a period of six (6) months to be provided by an outplacement firm; and

(d) accelerated vesting of all unvested shares subject to any outstanding stock options then held by you, such that all shares shall be vested and fully exercisable as of the date of your termination.

2.	In the event that there is not a Change in Control (as defined in the Agreement) and your employment with the Company is terminated by the Company without Cause (as defined in the Agreement) or you resign with Good Reason (as defined in the Agreement), then contingent upon your delivery to the Company of an effective Waiver and Release (in the form attached to the Agreement), you shall be entitled to the benefits set forth in Sections 1(a), 1(b) and 1(c) of the Severance/Change in Control section of this offer letter, except that the benefits described in 1(a) and 1(b) will be for a twelve (12) month duration. In addition, in the event that your employment with the Company is terminated by the Company without Cause (as defined in the Agreement) prior to the one year anniversary of your hire date (and the corresponding date on which the Initial Stock Option Grant would become 25% vested), then the vesting and exercisability of the Initial Stock Option Grant will accelerate by the amount equal to the number of months that you were employed by the Company (rounded up to the next whole month) multiplied by 1/48th of the Initial Stock Option Grant.

EMPLOYMENT AT WILL

Anadys is an at-will employer and as such your employment must be entered into voluntarily and for no specified period. As a result, you are free to resign or the company may terminate your employment at any time, for any reason, with or without cause. No one other than the Chairman of the Board of Directors has the authority to alter this employment relationship, either verbally or in writing.

Anadys Pharmaceuticals, Inc. expects that you will not disclose to it any proprietary information or trade secrets of any former employer or bring onto its premises any unpublished documents or any property belonging to any former employer. Since this would be improper, such conduct could be a basis for discipline up to and including termination.

The above is subject to your signing a proprietary information and inventions agreement with the Company, and the Company’s review of any agreement you may have with former employers to ensure that they do not conflict with your employment with the Company. In addition, within three days after your date of hire, you will be required to submit proof of identity and eligibility to work in the United States, in compliance with federal immigration laws.

This offer has been extended to you on behalf of Anadys Pharmaceuticals, Inc. and is valid through Monday, November 6, 2006 by no later than 12:00 p.m. after which time it will expire. This offer includes all the terms of your potential employment with the Company, and supersedes all prior and contemporaneous negotiations, agreements and understandings between you and the Company, oral or written.

Larry, we believe you will be able to make an immediate contribution to Anadys’ effort, and think you will enjoy the rewards of working for an innovative, fast-paced, energetic company. One of the keys to our accomplishments is our outstanding people. We hope you accept our offer to be one of those people. Please acknowledge your agreement of these terms by signing this letter and returning it to my attention in the enclosed envelope.

Sincerely yours,
ANADYS PHARMACEUTICALS, INC.

/s/ George A. Scangos

George A. Scangos, Ph.D.
Chairman of the Board of Directors

I hereby accept this offer of employment and accept the terms as stated above. I understand that as an employee of Anadys, I will be expected to comply with all Company policies:

/s/ Lawrence C. Fritz	11/6/2006

Lawrence C. Fritz, Ph.D.	Date